

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

Edwin J. Rigaud
Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, Ohio 45202

> **Re: Legacy Acquisition Corp.**
> **Definitive Information Statement on Schedule 14C**
> **Response dated November 10, 2020**
> **File No. 001-38296**

Dear Mr. Rigaud:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Response dated November 10, 2020

General

1. We note your response to our prior comment 1 and reissue it in part. Your proposed revised disclosure states, among other things, that the "Board also considered the financial information included in the test-the-waters presentation prepared with the assistance of Wells Fargo." Please revise to summarize the financial and valuation information your Board took into account in recommending the transaction with respect to the financial information included in the September 2020 test-the-waters presentation prepared with the assistance of Wells Fargo. Also, please revise to include a cross-reference to the September 2020 test-the-waters materials; the disclosure in your information statement currently makes reference to an August test-the-waters presentation that was offered to and considered by management.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Penny J. Minna